SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ---------------------------


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934




                                 7th Level, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    817916109
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                                 (CUSIP Number)

                             Stephen W. Rubin, Esq.
                               Proskauer Rose LLP
                                  1585 Broadway
                             New York, NY 10036-8299
                                 (212) 969-3000
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                February 19, 1999
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.





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                                  SCHEDULE 13D
CUSIP No. 817916109
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          Names of Reporting Persons

1    Charterhouse Equity Partners II, L.P.

     I.R.S. Identification Nos. of Above Persons (entities only)
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2    Check the Appropriate Box if a Member of a Group (See Instructions) (a)[ ]
                                                                         (b)[X]

3    SEC Use Only
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4    Source of Funds (See Instructions)

     00
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5    Check if Disclosure of Legal Proceedings Required Pursuant to
     Items 2(d) or 2(e)
                                                                             [ ]
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6    Citizenship or Place of Organization

     Delaware
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                    7    Sole Voting Power
NUMBER OF
SHARES                   4,267,965
BENEFICIALLY             -------------------------------------------------------
OWNED BY            8    Shared Voting Power
EACH
REPORTING                0
PERSON WITH              -------------------------------------------------------
                    9    Sole Dispositive Power

                         4,267,965
                         -------------------------------------------------------
                    10   Shared Dispositive Power

                         0
                         -------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     4,267,965
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12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]

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13   Percent of Class Represented by Amount in Row (11)

     14.3%
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14   Type of Reporting Person (See Instructions)

     PN
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Item 1.   Security and Issuer

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                            Statement on Schedule 13D
                             Pursuant to Rule 13d-1
                                    under the
                   Securities Exchange Act of 1934, as amended




     The title of the class of equity securities to which this Statement on
Schedule 13D (the "Statement") relates is:

            Common Stock, par value $0.01 per share (the "Common Stock"), of 7th Level, Inc. a Delaware corporation (the "Issuer").

      The name and address of the principal executive offices of the Issuer are:

            7th Level, Inc.
            1201 Richardson Drive, Suite 277
            Richardson, Texas 75080

Item 2.   Identity and Background

         (a) This Statement is being filed by Charterhouse Equity Partners II, L.P., a Delaware limited partnership ("CEP II"). The general partner of CEP II is CHUSA Equity Investors II, L.P., whose general partner is Charterhouse Equity II, Inc. (the "General Partner"), a wholly-owned subsidiary of Charterhouse Group International, Inc., a Delaware corporation.

         (b) The address of the principal office of CEP II is:

                           1105 North Market Street, Suite 1300
                           Wilmington, Delaware  19899

         (c) CEP II is a private equity investment fund.

             Attached as Appendix A to Item 2 is information concerning the executive officers and directors of the General Partner, which information is required to be disclosed in response to Item 2 and Instruction C to Schedule 13D.

         (d) Neither CEP II nor any of the persons referred to in Appendix A to Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         (e) Neither CEP II nor any of the persons referred to in Appendix A to Item 2 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

Item 3.  Source and Amount of Funds or Other Consideration

         Pursuant to an Agreement and Plan of Merger dated as of February 16, 1999 (the "Merger Agreement"), a wholly-owned subsidiary of the Issuer was merged with and into Street Technologies, Inc. ("Street"), a Delaware corporation, and Street became a wholly-owned subsidiary of the Issuer (the "Merger"). CEP II was, prior to the Merger, the owner of 5,510,221 shares of Series A Preferred Stock of Street. In connection with the Merger, such shares of Series A Preferred Stock of Street were converted into an aggregate of 4,267,965 shares of Common Stock of the Issuer (the "Shares").

Item 4.  Purpose of Transaction

         CEP II has acquired the Shares for investment purposes. Pursuant to the Merger Agreement, the Issuer has agreed to use its reasonable best efforts to prepare and file as soon as practicable (but in no event more than 75 days after the effective time of the Merger) with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, covering, among other things, the Shares. CEP II may, from time to time, based on market conditions, sell some or all of the Shares in private transactions. In addition, following the registration of such shares, CEP II may sell some or all of such shares in market transactions.

Item 5.  Interest in Securities of the Issuer

         CEP II may be deemed to beneficially own 4,267,965 of shares of Common Stock representing 14.3% of the issued and outstanding Shares.

         CEP II has sole voting and dispositive power over the 4,267,965 shares of Common Stock.

         CEP II was, prior to the Merger, the owner of 5,510,221 shares of Series A Preferred Stock of Street. In connection with the Merger, such shares of Series A Preferred Stock of Street were converted into an aggregate of 4,267,965 shares of Common Stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Pursuant to the Merger Agreement, the Issuer has agreed to use its reasonable best efforts to prepare and file as soon as practicable (but in no event more than 75 days after the effective time of the Merger) with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, covering, among other things, the Shares. CEP II may, from time to time, based on market conditions, sell some or all of the Shares in private transactions. In addition, following the registration of such shares, CEP II may sell some or all of such shares in market transactions.

Item 7.  Material to Be Filed as Exhibits

         Exhibit 1 Merger Agreement, dated as of February 16, 1999, by and among the Issuer, 7th Level Merger Corporation, Street and Certain Stockholders of Street (incorporated by reference to the Issuer's Current Report on Form 8-K dated February 16, 1999).





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                                    Signature

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


March 2, 1999                      CHARTERHOUSE EQUITY PARTNERS II, L.P.

                                   By:  CHUSA EQUITY INVESTORS II, L.P.,
                                                GENERAL PARTNER

                                   By:  CHARTERHOUSE EQUITY II, INC.,
                                                GENERAL PARTNER


                                   By:  /s/  Patricia Riley
                                        --------------------------------------
                                        Name:  Patricia Riley
                                        Title:  Managing Director













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                                   Appendix A
                                    to Item 2


     The following sets forth information with respect to the executive officers and directors of the General Partner.

     The principal business address of each person set forth below is:

                  c/o Charterhouse Group International, Inc.
                  535 Madison Avenue
                  New York, New York  10022

     The executive officers of the General Partner are:

                  Merril M. Halpern           -        Chairman
                  A. Lawrence Fagan           -        President
                  Robert L. Berner, III       -        Managing Director
                  Thomas C. Dircks            -        Managing Director
                  Richard T. Henshaw, III     -        Managing Director
                  Patricia Riley              -        Managing Director

     The directors of the General Partner are Merril M. Halpern and A. Lawrence Fagan.

     The principal occupation of each of the above individuals is as an executive officer of Charterhouse Group International, Inc., a manager of private equity funds.